Detica

RECEIVED

2007 JUN 12 A 8:43

FICE OF INTERNATIONAL
CORPORATE FINANCE

Surrey Research Park
Guildford
Surrey
GU2 7YP
UK

T +44 (0)1483 816000
F +44 (0)1483 816144

www.detica.com

Securities and Exchange Commission
Division of Corporate Finance
Office of International Finance
100F Street, NE
Washington
DC 20549 USA

07024379

Our ref: 07-FIV100C208

6 June 2007

File no: 82-35012

SUPPL

Dear Sir

Re: Detica Group plc - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

The information as detailed below is being furnished to the Securities and Exchange Commission (the "**SEC**") by Detica Group plc, a public company limited by shares incorporated under the laws of England and Wales ("**Detica**"), pursuant to the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "**Exchange Act**") afforded to foreign private issuers under Rule 12g3-2(b) under the Exchange Act. The SEC file number assigned to Detica is 82-35012.

04.06.07	Announcement of Results
06.06.07	Announcement

Please do not hesitate to contact the undersigned at the numbers given above should you have any questions on the enclosed materials.

Yours faithfully

John Woollhead

Company Secretary

PROCESSED
JUN 15 2007
THOMSON
FINANCIAL

Enc

dw 6/12

File no: 82-35012

RECEIVED

2007 JUN 12 A 8:07

OFFICE OF INTERNATIONAL CORPORATE FINANCE

TR-1(i): **NOTIFICATION OF MAJOR INTERESTS IN SHARES**

1. **Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached** (ii):

   DETICA GROUP PLC

2. **Reason for the notification** (please state **Yes/No**):

   An acquisition or disposal of voting rights: (YES)

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:(NO)

   An event changing the breakdown of voting rights: (NO)

   Other (please specify) :

3. **Full name of person(s) subject to the notification obligation** (iii):

   AEGON UK Group of Companies

4. **Full name of shareholder(s)** (if different from 3.) (iv):

5. **Date of the transaction (and date on which the threshold is crossed or reached if different)** (v):

   4th June 2007

6. **Date on which issuer notified:**

   5th June 2007

7. **Threshold(s) that is/are crossed or reached:**

   2% -3%

8. **Notified details:**

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
GB0031539561	3,372,001	3,372,001

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB0031539561	3,545,501	3,545,501	0	3.10	0

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
3,545,501	3.10%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

AEGON UK Group of companies – parent undertaking of:
AEGON Asset Management UK plc
AEGON Investment Management UK Ltd
AEGON ICVC

Proxy Voting:

10. Name of the proxy holder:
AEGON UK Group of Companies

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:
N/A

13. Additional information:

14. Contact name:
John Woollhead

15. Contact telephone number:
01483 816 900.

....

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

Detica

Company	Detica Group Plc
TIDM	DCA
Headline	Final Results
Released	07:00 04-Jun-07
Number	6799X

4 June 2007

Detica Group plc

Preliminary results

For the year ended 31 March 2007

Detica Group plc ("Detica", "the Company" or "the Group"), the specialist business and technology consultancy, today announces preliminary results for the year ended 31 March 2007.

Key points:

- Revenue up 54% (28% organic) to £156.1 million (2006: £101.5 million)
  - Government up 27% to £87.0 million, Commercial up 108% to £68.5 million
- Strong profit before tax performance with adjusted[(1)] Group PBT up 47% to £17.3 million (2006: £11.8 million)
- Two major acquisitions completed in the year
  - in September 2006, m.a.partners, an international consultancy business in the capital markets sector, for £34.7 million in cash and shares on a debt and cash free basis – integration completed successfully
  - in March 2007, DFI International, a Washington DC-based consulting group, providing services to the US national security community for £22.5 million in cash and shares on a debt and cash free basis – integration underway
- StreamShield to be absorbed into the core business with an associated exceptional charge of £1.1 million recognised in 2007 and £0.8 million to be recognised in 2008
- Net debt[(2)] of £8.0 million following a net cash outlay of £36.4 million on acquisitions (2006: £16.6 million net cash)
- Adjusted[(1)(3)] diluted earnings per share up 39% to 10.7 pence (2006: 7.7 pence) excluding the impact of the prior year R&D tax credit in 2006
- Proposed final dividend[(3)] of 2.175 pence (2006: 1.1 pence) making a total for the year of 2.8 pence (2006: 1.6 pence), an increase of 75%

Notes

(1) A reconciliation of adjusted operating profit, profit before tax and diluted earnings per share measures to reported IFRS measures is set out in the table below. The Directors consider that the adjusted measures better reflect the ongoing performance of the business.

(2) Net debt represents Cash and cash equivalents less Borrowings.

(3) Dividend and diluted earnings per share for the prior year has been adjusted for the impact of the 4 for 1 bonus issue in July 2006.

Reconciliation of adjusted earnings measures to IFRS reported figures

	Operating profit		Profit before tax		Dilu
	2007	2006	**2007**	2006	**2007**
	£'000	£'000	**£'000**	£'000	**Pence**
As reported	**14,976**	10,722	**14,890**	11,419	**9.2**
Exceptional charge on absorption of StreamShield into the core business	**1,095**	-	**1,095**	-	**0.7**
Amortisation of acquired intangibles	**836**	141	**836**	141	**0.5**
Unwind of the discount on m.a.partners deferred consideration	**-**	-	**338**	-	**0.3**
Impairment of Rubus goodwill following reclaim of previously unrecognised tax losses	**153**	224	**153**	224	**-**
Prior year claim for R&D tax credits	**-**	-	**-**	-	**-**
Adjusted	**17,060**	11,087	**17,312**	11,784	**10.7**

Commenting on these results, Dr Tom Black, Chief Executive of Detica said today:

"We are pleased with the performance of the Group over the past year. Each of our UK core business units grew strongly and, in addition, we achieved a number of significant milestones. In particular, we made good progress in establishing both our US Government and our global capital markets businesses via the acquisitions of DFI and m.a.partners, each of which is proceeding well.

With our continued focus on the high-growth information management market and our position in areas of priority spending for our clients, we are optimistic about our future performance in the UK where we expect to continue to grow well ahead of the underlying market. In addition, we expect to see our US revenues grow strongly and our margins improve as we build on the platform we have acquired during the past year.

We continue to see healthy demand for our services across our markets and the outlook for the Group therefore remains good."

For further information, please contact:

Detica Group plc	020 7831 3113 (4 June 2007)
Tom Black, Chief Executive	01483 816000 (thereafter)
Mandy Gradden, Finance Director	
Financial Dynamics	020 7831 3113
Edward Bridges	
Matt Dixon	

CHAIRMAN'S STATEMENT

Introduction and highlights

We are very pleased to announce another year of excellent results for Detica. Our Group revenues increased by 54% to £156.1 million, driven by a very strong 28% organic growth rate, as well as the impact of acquisitions. Adjusted(1) Group profit before tax increased by 47% to £17.3 million after net losses in StreamShield and start up losses in Detica Inc. Adjusted diluted adjusted(1) earnings per share also increased substantially by 39% to 10.7 pence.

We realised two long-stated strategic objectives during the year: building, via the acquisitions of DFI International (DFI) and m.a.partners, a meaningful presence in the US National Security market and

developing a substantial business in the capital markets sector. We also acquired a smaller business, Inforenz Limited, to enable us to meet specific demand from clients for a computer forensics capability. Our 2007 results were also positively affected by the full year impact of the acquisition of Evolution and the small National Security business we acquired in the 2006 financial year.

The UK operation continued to perform well, delivering strong financial results whilst we undertook the integration of the acquired businesses. Our small organically-built US National Security business, Detica Inc, made steady progress and has, since the year end, been merged with DFI.

StreamShield's revenue and sales performance in the year was encouraging. However, in light of the continued uncertainty as to the viability of achieving sales on our preferred "per user per month" revenue model, the Board has decided to combine the business with our core products business, which in light of the type of sales made to date by StreamShield, is a more natural home for it.

People and the Board

Detica is primarily a people business and I would again like to thank all of our staff for their part in delivering another set of strong financial results. I would also like to welcome the 732 members of staff who joined our business last year and in particular those individuals who joined us via our three acquisitions. At the time of writing, the Group employs over 1,500 people.

We are pleased with the continued growth of the Group, but at the same time are mindful of the management challenges that result from such growth and we therefore strengthened our management team during the year with the recruitment and internal promotion of a number of senior people.

In addition, we strengthened the Board with two new appointments. As reported in September 2006, we are delighted to welcome Colin Evans to the Board as Group Chief Operating Officer. The creation of this role was a logical next-step in the evolution of the business as we drive it forward from a broadened operational footprint. Colin has demonstrated considerable management and commercial ability over many years with Detica, most recently as Managing Director of Detica UK, a post now filled through the promotion of Carl Bates.

(1) A reconciliation of adjusted operating profit, profit before tax and diluted earnings per share measures to reported IFRS measures is set out in the table on page 1. The Directors consider that the adjusted measures better reflect the ongoing performance of the business.

As reported in April 2007, we are also delighted to welcome General John Gordon (USAF, Ret) to the Board as Non-Executive Director. John has chaired Detica Inc since September 2005 and played an important role in introducing Detica to DFI. The appointment of an experienced US director to our main Board helps ensure that we have the infrastructure and talent in place to drive the sustainable growth of our business both organically and through acquisition.

Dividends

The Board is recommending a final dividend of 2.175 pence per share, which, if approved by shareholders at the Annual General Meeting on 2 August 2007, will be paid on 10 August 2007 to shareholders on the register at 13 July 2007. The ex-dividend date will be 11 July 2007. The total dividend of 2.8 pence for the year represents an increase of 75% over 2006 (2006: 1.6 pence), and, as explained in the Financial Review below, addresses the gradual reduction in dividend yield we have seen over the last few years.

Strategy

The Group strategy remains unchanged. Our objective is to become the pre-eminent consulting player in the Information Intelligence sector in the UK and the US. With the acquisition of DFI and m.a.partners we are well placed to replicate the success we have achieved in the UK in the US National Security market and in the Global Financial Services market. We also aim to stay at the high end of the consultancy value chain by exploiting our strengths in business consulting, our strong technical capability in Information Intelligence and our growing pool of intellectual property.

Outlook

We continue to see healthy demand for our services across our markets and the outlook for the Group therefore remains good.

Chris Conway
Chairman
1 June 2007

BUSINESS REVIEW

Introduction

Detica has delivered excellent results for the year to 31 March 2007, with substantial increases in revenues and profits. Group revenues increased by 54% to £156.1 million (2006: £101.5 million), driven by strong organic growth of 28% and the impact of acquisitions. Our UK[1] business delivered an excellent profit performance, enabling us to fund investments in our US National Security operation and StreamShield. Adjusted[2] Group profit before tax increased by 47% to £17.3 million (2006: £11.8 million), representing an adjusted[2] operating margin of 10.9% (2006: 10.9%).

We realised two strategic objectives during the year, building a meaningful presence in the US National Security market and developing a substantial business in the capital markets sector in both Europe and the US. Our UK operation continued to perform well, delivering strong financial results whilst we undertook the integration of a number of acquired businesses, notably Evolution and m.a.partners in capital markets and DFI in US Government.

StreamShield's revenue and sales performance in the year was encouraging with an ongoing improvement in the sales pipeline. However, as this pipeline consists predominantly of product sales to network operators, as opposed to our preferred model of end-consumer sales via operators, the StreamShield business is turning out to be very similar in nature to our existing products business and we have decided, as explained more fully below, to combine the two, resulting in substantial future cost savings.

Demand for our services remains healthy across the business, particularly in the capital markets and National Security sectors, where global economic and political factors respectively are driving continued investment by our clients and where our recent entry into the US markets has created additional momentum. Our mix of services with its increasing emphasis on business consulting and ongoing focus on Information Intelligence remains a compelling proposition for clients and we are fast building a reputation as the pre-eminent

consultancy in the information intelligence sector in the UK and US markets.

Detica UK

Revenues in our UK business increased by 48% to £149.5 million (2006: £101.3 million). With organic growth of 35%, the business' first half performance was unusually strong, reflecting exceptional demand from a number of clients in both the Government and Commercial sectors. We delivered an organic growth rate of 19% in the second half, reflecting the successful completion of a number of sizeable projects. Pleasingly, performance across our four UK business units was more balanced than in previous years, with each delivering organic growth rates ranging from 21% to 42%.

(1) The core business operates in two principal geographies namely the UK (which includes a small contribution from the capital markets business in Amsterdam and Geneva as well as £8.0 million of revenues from US National Security clients delivered by the UK business) and the US (including the National Security business in the Washington DC area and the capital markets business in New York and Chicago).

(2) A reconciliation of adjusted operating profit, profit before tax and diluted earnings per share measures to reported IFRS measures is set out in the table on page 1. The Directors consider that the adjusted measures better reflect the ongoing performance of the business.

With the exception of Inforenz, the operating margins of businesses we have acquired to-date have been lower than that of our core business and hence have been margin dilutive. As stated at the time of these acquisitions, we are working to improve the margins of our acquired businesses to nearer our UK norms over a two to three year time horizon. Whilst good progress is being made in this regard, as expected, the operating margin of the UK business decreased to 14.8% (2006: 15.9%), reflecting the lower margins of m.a.partners and Evolution.

UK Government business

Our UK Government business, which covers the National Security and Public Sector markets, delivered a strong set of results, with revenues increasing by 26% to £86.0 million (2006: £68.5 million). As our most mature market, growth here is expected to moderate in the future although we continue to be positioned well to benefit from the UK Government's focus on initiatives such as counter-terrorism, identity management and border control.

Almost all of this growth was delivered organically with the July 2006 acquisition of Inforenz, a provider of specialised computer forensics services to the commercial and law enforcement markets, contributing 1% to growth. Inforenz was acquired for a cash consideration of up to £2.0 million on a debt and cash free basis, depending on the performance of the business in the period to 31 October 2007.

UK National Security

Our National Security business, which covers the UK defence, intelligence and security and counter organised crime sectors, grew by 23% to £70.7 million (2006: £57.5 million). As expected, growth rates in this area were more modest than in previous years, reflecting the larger size of the unit and its increasing share of the UK market. Going forward, we expect to deliver stronger growth in this sector in the much larger US market.

Whilst overall Treasury expenditure on defence and security is predicted to rise only modestly, addressing the threat from international terrorism remains a priority for our clients and is likely to drive initiatives to increase the effectiveness of information systems. We are a significant supplier to the intelligence and security community and continue to deliver mission-critical projects. With a substantial increase in large-scale systems

integration projects in the last year, we have established a strategic base which will support the continued long-term performance of the business in the UK.

In the defence sector, where our clients' priorities are clearly operational in nature, we continue to focus in the most information intense niches such as Intelligence, Surveillance, Target Acquisition and Reconnaissance (ISTAR) as well as addressing the wider information issues in logistics and secure information exchange. Our relationship with the counter organised crime sections of Her Majesty's Revenue & Customs (HMRC) remains strong, and this year we completed the delivery of a key phase of a major case management solution.

Our specialist products unit performed well growing by 21% to £16.8 million (2006: £13.9 million) and now employs over 80 talented engineers. The business has very good prospects which should be further enhanced by the absorption of StreamShield as described below.

UK Public Sector

Our Public Sector business delivered an excellent performance, increasing revenues by 40% to £15.3 million (2006: £10.9 million).

This part of our business focuses on central Government departments and the major police forces, and its clients include certain departments of HMRC, the Home Office, the Department for Transport (DfT) and the Metropolitan Police. In the Public Sector market there continues to be speculation that there will be a slow down in spending on consulting services as a result of a tightening in the overall public purse. We mitigate this risk by focusing on those areas that are clear priorities for Government such as revenue raising, law enforcement, border control and transport where spending is likely to remain robust.

Our success and strengthening reputation in key public sector markets is being recognised by clients and is evidenced by the award of a number of significant framework contracts during the year. As examples, we have been awarded framework contracts to supply consulting services to the DfT in support of the ongoing development of the approach to road pricing and by the Metropolitan Police to provide consulting services in a range of areas. We are also one of just ten suppliers under the Catalist Multi-Disciplinary Consultancy Framework Agreement, which allows us to supply any section of UK Government with client-side advice for transformational projects, providing a framework to steadily extend our client base and project portfolio

UK Commercial business

Our Commercial business performed very well in the year, increasing revenues by 93% (30% organic) to £63.5 million (2006: £32.9 million). The business comprises our TMTE unit and the UK arm of our newly created Global Financial Services (GFS) unit. The GFS unit was created by integrating the activities of the two capital markets businesses we acquired in calendar 2006 (Evolution Consulting and m.a.partners) with Detica's existing Financial Services business that focused on Retail Banking and Insurance. The GFS unit is managed on an international basis, in line with our clients' management structures, although we will continue to report its UK and US revenues separately.

UK Financial Services

Our Financial Services business delivered a strong performance in the year with revenues increasing by 158% to £37.5 million (2006: £14.5 million), influenced by a seven month contribution from the acquisition of m.a.partners and a full-year contribution from Evolution. On an organic basis, our UK Financial Services revenues increased by 21%.

m.a.partners, a management consulting firm specialising in the capital markets sector whose clients include seven of the ten largest global banks, was acquired in September 2006. The total consideration payable was £34.7 million on a debt and cash-free basis, following the successful completion of earn-out targets in the year to 31 March 2007. The combination of m.a.partners with technology specialists Evolution (acquired in January 2006), creates a capital markets business with deep industry-specific technology and consulting skills. Integration of the two businesses with our own Financial Services business was completed successfully in April 2007.

This acquisition is a key component of our strategy to become a leading player in the market for capital markets consulting. Demand for consulting services remains very high, with clients investing to manage substantial change and to comply with a changing regulatory environment. The sector is experiencing a remarkable combination of buoyant financial markets and exceptional levels of M&A activity, coupled with extensive structural change, driven for example, by the rise of hedge funds and prime brokerages. In this context, our ability to provide a mix of high-value strategic advice, combined with technology implementation and change services is an attractive proposition to clients.

A major achievement during the year was the award of a large contract by the Financial Services Authority (FSA), to deliver a new intelligence solution designed to assist the FSA in the exercise of its supervisory and regulatory powers under the new Markets in Financial Instruments Directive (MiFID). With a value of £16.6 million, this seven-year contract is Detica's largest single contract win to-date and, as part of our solution, we were able to offer our NetReveal intelligence solution as a unique approach to detecting patterns of organised market abuse.

In Retail Financial Services, we continue to support clients in the priority areas of credit risk management, customer relationship management and regulatory compliance and we believe that our retail business will be assisted by m.a.partners' relationships with universal banks. We are also working extensively in the area of fraud prevention where NetReveal continues to gain market traction and demonstrate substantial benefits. Our lead NetReveal client, the UK's Insurance Fraud Bureau became operational during the year and has used the NetReveal system to identify and detect and disrupt a number of organised insurance fraud rings which are currently under investigation by law enforcement.

UK Telecoms, Media, Technology and Enterprise[1] (TMTE)

Our TMTE unit delivered excellent results, with revenue increasing by 42% to £26.0 million (2006: £18.4 million). The unit experienced an unusually strong first half, due to exceptional demand created by a number of major system implementation projects. The growth rate slowed to 15% in the second half as these projects ended, although during that period we further diversified our client base. Our key clients in this area of the business are the major telecoms and media companies such as Vodafone, BT and Sony.

The telecoms and media sectors continue to focus on the challenges and opportunities created by the trend for media and telecoms convergence. Consequently, our clients are changing their product propositions, organisational structures and approaches to customer management. In addition, the regulatory environment is forcing changes to our clients' business models and the industry is focused on cost and margin management as well as the perennial issue of increasing revenue per customer. These factors are all driving strong demand for business consulting and technology delivery services.

(1) This year we merged our former TMT and Corporate Accounts business units to form the TMTE unit. All revenue comparisons are provided on a like-for-like basis.

During the year we assisted Vodafone in transforming its CRM operations, customer retention approach and convergent propositions through a mix of services covering information management strategy, capability design, business change and systems delivery. We also developed our long-term relationship with Three, where we recently created their successful on-line store for music downloads and are currently advising on an overall information management strategy. BT remains a significant client for us in this sector, where we have a major, ongoing engagement to help Openreach meet its regulatory obligations for local loop unbundling and the fixed-line market.

Detica US

Growth in our US business was driven by a combination of good organic growth in our National Security business and by the acquisition of m.a.partners' capital markets business. Overall US revenue increased to £6.0 million (2006: £0.1 million) or to £14.0 million (2006: £6.0 million) including revenues from US National Security clients delivered by Detica UK. Following the acquisition of DFI at the end of last year, we now have almost 300 US staff, operating from four offices. The business operates in two parts – a Government unit based in Washington DC and Columbia, Maryland that operates under the DeticaDFI brand and a capital markets business that operates from New York and Chicago and forms part of our GFS unit. Both businesses work closely with their UK-based counterparts, exchanging staff and know-how where appropriate.

US Government business

Our US Government business currently focuses on the National Security sector. Group revenues from US National Security clients (including those serviced through our National Security unit in the UK) increased by 50% to £9.0 million (2006: £6.0 million). Although weaker than expected in the first half, National Security revenues generated from our local US operations strengthened in the second half, reaching £1.0 million by year end (2006: £0.1 million). Over the year we continued to develop our relationships with our main US National Security clients, providing services in the areas of data analytics and specialist communications systems for applications, for example, in counter terrorism.

The acquisition of DFI, which was completed on the last day of the financial year, is an important element of our strategy to build a substantial presence in the US National Security market. We believe that continued geopolitical instability will drive long term growth in this market and that our strategy will be further supported by the close cooperation between the UK and US on National Security matters.

DFI, which is based in Washington DC, has a wide range of US National Security clients, including the Department for Homeland Security, the Department of Defense, several organisations within the intelligence community and the Department of State. DFI's consulting services include open source analysis, counter-terrorism research and long term strategic planning and it also undertakes IT solution development. DFI has over 200 employees, many of whom have had direct professional experience within US defence and intelligence organisations. The consideration for the acquisition was £22.5 million in cash and shares on a debt and cash free basis.

We commenced integration immediately upon completion of the acquisition and this is progressing well. Since then, we have combined our existing US National Security business, Detica Inc with DFI to create DeticaDFI. The acquisition has transformed the scale, resources and profile of our US National Security operations and is providing the business with access to the highest levels of the US Government. As with previous acquisitions, we expect to improve the operating margin performance of the acquired business over the next few years and we are investing heavily in ensuring the successful transfer of standard Detica Group business process and

MIS to the DeticaDFI business.

US Commercial business

The acquisition of m.a.partners in September 2006 provided the Group with a new business in the US capital markets sector, based in New York and Chicago. Our clients in the US are primarily the US-domiciled global investment banks and revenues for the seven months of the financial year for which we owned the unit were £5.0 million.

Whilst trends in the US financial markets share many similarities with the UK, the US has placed particular emphasis in areas such as the prevention of money laundering and the disruption of terrorist financing. Consequently US investment banks are investing heavily in their "Know Your Customer" capabilities which require, for example, substantial re-engineering and streamlining of processes in customer acquisition and ongoing customer management. We are working extensively in these areas for US clients, providing strategic advice and practical change management consulting. Following the acquisition, we are now building a US technology delivery capability to exploit client demand for a broader range of services.

The investment banking market is by its nature international and our integrated UK and US capability provides a significant competitive advantage. As an example of this, we were awarded a major contract in the second half of the year to develop a new trading platform for a consortium of leading US and UK investment banks. The contract is supported from both our New York and London offices enabling close working with our clients.

StreamShield Networks

StreamShield achieved several successes in the year, delivering improved revenue of £0.6 million (2006: £0.1 million) and signed orders totalling £1.4 million in the same period (2006: £0.1 million). Nonetheless, StreamShield continued to make, as expected, a substantial loss before exceptional items and tax of £4.1 million (2006: £4.0 million).

StreamShield achieved its most significant commercial success to date in September 2006, winning its first order from the BT Retail subsidiary of BT Group plc for the supply of StreamShield's Content Forensics solution. The solution enables BT to identify professional spammers and infected subscribers on its network. The system has now been successfully implemented in this demanding live network and is processing almost one billion emails per week from some three million residential and small business subscribers demonstrating the unrivalled scalability of our platform.

StreamShield also received its first order from Carphone Warehouse's network provider, Opal Telecom, for a network-based filtering application for its TalkTalk subsidiary, one of the UK's fastest growing ISPs with 1.9 million subscribers. The solution has since been successfully delivered and is in full operation in the network. Additionally, StreamShield received an order from an overseas national telecoms provider with 1.3 million internet subscribers for a network-based content filtering application which is currently being deployed. Building on these wins, we believe that there are further opportunities within the service provider market to provide solutions to protect the service provider's infrastructure from content-based threats and to meet regulatory content protection requirements.

Whilst StreamShield clearly has improving sales traction and an improving pipeline of opportunities with new and existing customers, it is disappointing that no sales have yet been made on the "per user per month" consumer pricing model – our clear objective when we established the business in 2004. All material sales to

date have delivered products which allow operators to provide advanced network cleansing services, a line of business much more closely aligned to Detica's core business.

In light of this, the Board has decided to combine StreamShield's unique intellectual property with Detica's existing products business which, with revenues of £16.8 million and growth of 21% last year, already has considerable scale and momentum. Certain key engineering and commercial resources from StreamShield will become part of the Detica products business, but as there is no requirement to operate a separate infrastructure, considerable savings will arise. Once the combination becomes effective in July, the StreamShield product line of the combined business is expected to make a small loss which will have an immaterial impact on profits in the coming year. Existing StreamShield customers will be fully supported and we will continue to sell StreamShield solutions such as Content Forensics and web filtering.

As a consequence of this decision, we will incur exceptional costs amounting to £1.9 million. £1.1 million of this represents impairment of inventory and fixed assets that will not be used in the ongoing business and has been recorded as an exceptional item in these financial statements. Further exceptional costs comprising severance, share option charges and professional costs totalling approximately £0.8 million will be incurred in the 2008 financial statements along with StreamShield's operating losses in the first few months of the new financial year.

Market, strategy and business risks

Market landscape

The pervasive market driver for our business remains the explosion in the volume of data and information created by enterprises and governments and their increasing need to derive decision-making intelligence from that information. Such information volumes are estimated[1] to be growing at a staggering 60% per annum, almost twice the rate of growth in the availability of new storage media.

(1) The Expanding Digital Universe: A Forecast of Worldwide Information Growth Through 2010, John F. Ganz et al., IDC, March 2007

Given this background, it is unsurprising that underlying growth in the intelligence-driven software and consulting markets continues to be strong. To illustrate this, Gartner[1] forecasts that the global market for Business Intelligence software will grow by almost 10% per annum until 2010. Our business continues to benefit from these trends, which we expect to continue for the foreseeable future.

We are also exploiting strong market demand for business consulting services, following the acquisitions of m.a.partners and DFI and the rapid development of our own internal business consulting capability in recent years. We expect the business consulting market to remain strong in the near future.

Strategy

Our objective is to become the pre-eminent UK and US consulting player in the Information Intelligence sector. We believe that organisations' compelling need to make intelligent decisions based on the huge and growing array of enterprise and open source data available to them will make the Information Intelligence sector an attractive and growing market for the foreseeable future. .

We aim to achieve this objective through strong organic growth, supported by selective, high-quality acquisitions to address strategic challenges such as market access and skills requirements. Our strategy for growth is as follows:

Market leaders in Information Intelligence

We differentiate our proposition from our competitors by concentrating on this specialist and fast-growing segment of the market and by building a market-leading proposition and depth of specialist skills.

Consulting-led

We focus on solving our clients' business challenges rather than selling them a technology capability. This enables us to engage with our clients at a senior level, gain early visibility and understanding of their business issues and deliver the best value, end-to-end solution. This year, we have significantly strengthened our business consulting capability in the UK and US.

Focused on vertical market sectors

Successful consulting projects require strong domain knowledge and to ensure this, we currently focus principally on four information-intensive sectors (namely National Security, Public Sector, Global Financial Services and Telecoms, Media and Technology) which exhibit the strongest demand for our Information Intelligence proposition. Of the four, we see National Security and Global Financial Services as presenting the greatest opportunity and this is where we invest most of our efforts.

Focused geographic expansion

The US is easily the largest technology consulting market in the world, particularly so in the National Security sector. Hence, we are aggressively investing in developing our US operations, whilst maintaining good growth in the UK business.

(1) Industry Market Strategies Worldwide Vertical Forecast, Gartner 2007

Flexible, high-quality people

We recruit exceptionally capable people with strong technical and business skills and an aptitude for problem solving and immerse them in a highly people-centric culture. This ensures our people are consistently able to deliver the highest quality services to clients, whilst rapidly developing the skills required to work on diverse projects and thereby minimising un-utilised time whilst simultaneously enhancing their careers.

Unique intellectual property (IP)

Through our Technology Innovation Group, we invest in developing our own unique IP, enabling us to further differentiate our proposition from other consultancies and to develop our reputation as thought-leaders in our chosen sectors.

Business risks

Under recently introduced reporting requirements, the Board is obliged to comment on the risk factors facing the business. The Board continually identifies, reviews and, where possible, mitigates the risks that may impact Detica's business, prospects, financial results and share price. The key, high-level risks to our business and to the sector more generally, have not changed substantially over the past year and are as follows:

Global economic climate

As with all technology businesses, Detica is exposed to any downturn in technology spending that may result from instability in the global economy caused, for example, by rising commodity prices or acts of terrorism. However, we believe that the diversified markets covered by our business and, in particular, our focus on the National Security market, provide some mitigation against this risk.

Public sector spending

There is ongoing speculation that a tightening in the public finances will lead to a reduction on UK

Government investment in consulting and IT projects. Our experience partly confirms this view and we note the cancellation or curtailment on budgetary grounds of a number of programmes such as the Single Non Emergency Number project. However, we believe that our focus on Government priority areas such as National Security, law enforcement and transport will provide mitigation against this risk.

Similar speculation exists in the US Government market – again we focus on what we believe to be high priority areas.

Buoyant recruitment market

The continuing good health of the consulting market has led to increased competition to attract the best people and to high salary inflation in certain sectors like capital markets. We are addressing these risks to our business through a portfolio of measures, including strengthening our HR management team, introducing new and attractive staff reward schemes such as flexible benefits, and by introducing new career management and grading structures.

Pricing pressure from off-shore providers

Low-cost providers in off-shore locations continue to exert pressure on day rates in some sectors of our market. Where possible, we are enhancing our competitiveness by resourcing appropriate projects in off-shore locations through a new partnership with Indian technology specialists, NIIT Technologies. Much of our work, however, is unsuitable for off-shore resourcing, particularly in areas such as business consulting, which require close and ongoing interaction with the client. This, together with the proportion of our revenues derived from National Security clients provides some mitigation against the competitive threat posed by pure-play offshore providers.

Execution risks

Delivery risk

Detica has, over many years, built a track record for very strong project management and technical delivery of the most complex and business-critical programmes. Any failure to meet client expectations and / or our contractual obligations could damage our reputation in the market place. We manage this risk through strong bid sign-off controls,. peer review of technical solutions and project plans and regular monitoring of high risk projects by project boards and operations and finance teams.

Client concentration risk

61% of Detica's revenue is earned from our top ten clients and the loss of a major client could adversely affect our rate of revenue growth. Although this compares favourably with the 74% client concentration of five years ago, client concentration is monitored regularly and we focus substantial efforts on winning new clients in order to mitigate this risk.

Security

Much of Detica's work relies on its reputation for strong security, in particular that for the National Security community where both the UK and US business are subject to particular rules applied by their respective governments. Security breaches could materially damage Detica's business. Security matters are therefore overseen by a Security Committee in each of the UK and the US who ensure that the business systematically embeds rigorous security practice in its everyday operations.

Accreditation

Much of Detica's work relies on maintaining certain accreditations like ISO9001 relating to quality assurance.

The Group regularly reviews its compliance with the relevant standards and carries out routine audits to ensure that the accreditations are maintained.

Acquisitions

Acquisitions now play a key role in our strategy and the successful integration and operation of acquired businesses represents a commercial risk to the business. We mitigate this risk through a very structured integration process using joint teams and careful incentivisation of the acquired management team.

People

Detica continues to attract high quality people, supported by our increasing scale and reputation in the consulting market. At the year end, Group headcount had increased by 56% compared to last year to 1,464 (2006: 937). Approximately half the increase has been achieved through recruitment, with the remainder joining as a result of acquisitions.

Following the acquisition of DFI and m.a.partners, our US headcount sits at 291 at year end (2006: 11). Given our strategic focus on growing the US market, and as reported in the Chairman's statement, we are delighted to welcome General John Gordon to the Board as an independent Non-Executive Director.

The executive management structures within Detica have continually evolved to support the growth of the Group since its IPO in 2002. Since that time, the Group's geographic reach has broadened from an exclusively UK-based business to one that today has multiple office locations in the UK, US, Switzerland and the Netherlands and staff numbers have risen from 270 to over 1,500 at the time of writing. We strengthened our management team significantly during the year with the recruitment and internal promotion of a number of senior people to address this growth.

Colin Evans joined the Board as Group Chief Operating Officer having demonstrated considerable management and commercial ability over many years, most recently as Managing Director of Detica UK, a position now filled through the promotion of Carl Bates, formerly Director of our TMTE business. General Dennis Reimer, previously President of DFI and formerly US Army Chief of Staff joined as a result of the DFI acquisition and will lead our US Government business. In addition, Jon Moore, previously Chief Executive of m.a.partners is now responsible for running our Global Financial Services business. Finally, reflecting the need to scale our international infrastructure and support services for continued international growth, we recruited Andrew Abboud into the new role of Group Head of Enabling Services and several other senior executives into Finance and HR.

Total staff attrition increased to 18% (2006: 14%), reflecting a buoyant recruitment market, particularly in the capital markets sector. This is above our long-run average (and target) of 15% although within the range more recently experienced by the Group. Improving staff retention is an important management goal for the current financial year.

We have launched a number of initiatives in recent months to improve our people proposition further. These include offering a flexible benefits scheme to all staff and the introduction of a new grading structure that better reflects the needs of the business and its people. Importantly, the recruitment pipeline remains strong and we remain able to select only the most able candidates to join the company.

The future

We are pleased with the performance of the Group over the past year. Each of our UK core business units grew strongly and, in addition, we achieved a number of significant milestones. In particular, we made good progress in establishing both our US Government and our global capital markets businesses via the acquisitions of DFI and m.a.partners, each of which is proceeding well.

With our continued focus on the high-growth information management market and our position in areas of priority spending for our clients, we are optimistic about our future performance in the UK where we expect to continue to grow well ahead of the underlying market. In addition, we expect to see our US revenues grow strongly and our margins improve as we build on the platform we have acquired during the past year.

We continue to see healthy demand for our services across our markets and the outlook for the Group therefore remains good.

Tom Black
Chief Executive
1 June 2007

FINANCIAL REVIEW

Detica has achieved another year of strong growth with revenue up 54% to £156.1 million (2006: £101.5 million). Adjusted profit before tax rose by 47% to £17.3 million (2006: £11.8 million). Profit before tax on an unadjusted basis was £14.9 million (2006: £11.4 million). Adjusted diluted earnings per share grew by 39% to 10.7 pence (2006: 7.7 pence). Diluted earnings per share on an unadjusted basis were 9.2 pence (2006: 8.5 pence).

Revenue

Whilst the majority of the Group's revenue continued to be delivered from the UK business, the acquisition of m.a.partners and organic growth in Detica Inc resulted in overall revenues from our US business of £6.0 million (2006: £0.1 million). Including revenues from US-based National Security clients but delivered by our UK business, US revenues grew from £6.0 million in the prior year to £14.0 million. Revenues from StreamShield grew from £0.1 million in the prior year to £0.6 million.

Turning to vertical market split, revenue in the Government business units grew by 27% (25% organic[1]) while the Commercial business units' growth was 108% (30% organic). Further commentary is given in the Business Review above. The table below summarises the year's revenues by primary business segment and geography.

	UK £'m	US £'m	2007 Group £'m	UK £'m	US £'m	2006 Group £'m	Total Growth UK	Total Growth Group
Revenue								
National Security	70.7	1.0	**71.7**	57.5	0.1	**57.6**	23%	**24%**
Public Sector	15.3	-	**15.3**	10.9	-	**10.9**	40%	**40%**
Government	86.0	1.0	**87.0**	68.5	0.1	**68.6**	26%	**27%**
Global Financial Services	37.5	5.0	**42.5**	14.5	-	**14.5**	158%	**192%**
TMTE	26.0	-	**26.0**	18.4	-	**18.4**	42%	**42%**
Commercial	63.5	5.0	**68.5**	32.9	-	**32.9**	93%	**108%**
Core business	149.5	6.0	**155.5**	101.3	0.1	**101.4**	48%	**53%**

FILE NO: 82-35012

StreamShield	0.6	-	0.6	0.1	-	0.1	605%	605%
Group	150.1	6.0	156.1	101.4	0.1	101.5	48%	54%

Fees earned by Detica staff represented 86% of our revenues (2006: 83%). The balance of our revenues is derived from the use of specialist subcontractors, the sale of our specialist communications products and the resale of software and hardware purchased for client assignments. Over recent years we have built our capacity in the project management and system development subcontract market to allow us to manage demand peaks and short-term skills shortages. Revenues in this area have grown to £14.7 million (2006: £10.7 million) and the number of subcontractors working within the business in the year averaged 91 and peaked at 114.

(1) Organic growth is calculated by comparing 2007 revenue excluding the contribution from 2007 acquisitions, with 2006 revenue restated as though acquisitions in 2006 had been acquired on the first day of that financial year.

At a Group level, revenues per head remained constant year on year at £135,000. In the UK core business, revenues per head were similar at £140,000 (2006: £142,000) driven by a combination of the following factors:

- the impact of lower day rates in the acquired Evolution business (although we are pleased to report that these increased 4% over the year and we remain on track to bring them up to Detica norms over time)
- the impact of higher day rates in the acquired m.a.partners business
- a smaller proportion of revenue not linked directly to our headcount and, in particular, relating to the reduced use of sub-contractors compared with 2006.

The mix of project work has remained relatively constant with last year. Consultancy projects increased from 56% to 63% of revenues in line with our focus on business consulting assignments, National Security Products revenues decreased from 14% to 11% of revenues and system integration reduced from 27% of revenues to 22%. The balance of our revenue was derived from post-implementation support of systems delivered as part of system integration assignments. The proportion of revenues derived from fixed-price contracts increased marginally from 37% in the prior year to 38% last year.

Profits and margins

Adjusted Group operating profit grew by 54% to £17.1 million (2006: £11.1 million) and adjusted Group profit before tax grew by 47% to £17.3 million (2006: £11.8 million). The table below identifies the key adjustments made to derive the adjusted profit measures.

	Operating profit		**Profit b**
	2007	2006	**2007**
	£'000	£'000	**£'000**
Operating profit/profit before tax per Income Statement	**14,976**	10,722	**14,890**
Exceptional charge on absorption of StreamShield	**1,095**	-	**1,095**
Amortisation of acquired intangibles	**836**	141	**836**
Unwind of the discount on m.a.partners deferred consideration	**-**	-	**338**
Impairment of Rubus goodwill following reclaim of previously unrecognised tax losses			

END